EXHIBIT 99.1

Clementia Appoints Experienced Financial Executive Steve Forte as Chief Financial Officer

MONTREAL, July 13, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today announced the appointment of experienced finance executive, Steve Forte, as chief financial officer, effective August 3, 2018. Mr. Forte will replace current CFO, Michael Singer, who will transition from his role effective August 9, 2018.

“We are very excited to welcome Steve to Clementia. His extensive financial experience and proven leadership serving large, multinational commercial-stage companies will be an outstanding addition to our team as we plan for future growth,” said Clarissa Desjardins, Ph.D., chief executive officer of Clementia. “In addition, we are grateful for and would like to thank Michael for his significant contributions to Clementia.”

Mr. Forte is a senior finance leader with broad experience managing complex, large-scale finance environments. Mr. Forte’s experience includes nearly a decade at Aptalis Pharma Inc., where he was responsible for the overall corporate controllership function of a multinational pharmaceutical company with approximately $700 million in annual revenue, six operating companies, five manufacturing sites and 40 subsidiaries. Mr. Forte was responsible for SEC reporting and led the preparation of an SEC S-1 registration statement for a U.S. IPO on NASDAQ prior to the successful sale of the company to Forest Labs for $2.9 billion. Mr. Forte also led the financial due diligence efforts leading to several acquisitions, including that of a key competitor worth $650 million that transformed the company. Most recently, Mr. Forte was CFO of Thinking Capital Financial Corporation, a leading Canadian financial technology firm, where he helped lead the firm through rapid growth and ultimately to a successful sale of the company to Purpose Investments. Mr. Forte received his Bachelor of Commerce in Accountancy from Concordia University and is a CPA/CMA.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead product candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP) and in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as multiple hereditary exostoses/MHE). Clementia is also investigating palovarotene for the potential treatment of other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Alicia Davis
THRUST Strategic Communications
910-620-3302